

SECU 05040933 ON



PROCESSED
MAR 30 2005
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm 3/24

SEC FILE NUMBER
8- 23411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
E. Magnus Oppenheim & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue
(No. and Street)

New York, (City) NY (State) 10176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Magnus Oppenheim (212) 983-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane (Address) New York (City) NY (State) 10038 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2005
WASH., D.C.
179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LD 3/25

SD 3/30

OATH OR AFFIRMATION

I, E. Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

NITA DMITROWSKY
Public, State of New York
No. 01DM6072077
Qualified in County of Queens
Commission Expires 3/25/06

2/25/05
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [ ] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
E. Magnus Oppenheim & Co., Inc.

We have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, New York
February 9, 2005

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and Cash Equivalents	$	203,918
Commissions Receivable		4,538
Advisory Fees Receivable		85,607
Investments In Partnership		194,024
Other Investment		6,100
Other Assets		10,491
	$	504,678

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:				
Payable To Shareholder			$	81,797
Accounts Payable and Accrued Expenses				17,649
Corporation Taxes Payable				7,500
				106,946
Stockholder's Equity:				
Common Stock - $ 1 Par Value; 200 shs authorized; 50 shs issued and outstanding	$	50		
Retained Earnings		397,682		397,732
			$	504,678

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Income:	
Commissions	$ 98,803
Advisory Fees	400,447
Partnership Income	44,806
Interest and Dividends	1,457
	545,513
Expenses:	
Officer's Compensation	205,095
Employee Compensation	90,092
Payroll Taxes	16,130
Insurance	18,034
Promotional Expenses	31,323
Rent	41,213
Professional Fees	27,970
Office	19,624
Custodial Fees	10,693
Other Expenses	14,527
	474,701
Income (Loss) Before Provision For Income Taxes	70,812
Provision For Income Taxes	8,171
Net Income (Loss)	$ 62,641

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Total
Balance - Beginning of Year	$ 50	$ 335,041	$ 335,091
Net Income (Loss)	0	62,641	62,641
Balances - End of Year	$ 50	$ 397,682	$ 397,732

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net Income (Loss)	$ 62,641
Adjustments To Reconcile Net Income	
to Cash From (Used In) Operating Activities:	
(Increase) Decrease In Assets:	
Commissions and Advisory Fees Receivable	(5,918)
Other Assets	(3,853)
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	8,519
Payable To Shareholder	81,797
Net Cash From (Used In) Operating Activities	143,186
Cash Flows From Investing Activities:	
Net Change in Unrealized Income From Investments In Partnership	(69,806)
Net Increase (Decrease) In Cash	73,380
Cash and Cash Equivalents - Beginning of Year	130,538
Cash and Cash Equivalents - End of Year	$ 203,918

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 0
Taxes	$ 7,084

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance-Beginning of Year	$	0
Additions or Withdrawals		0
Balance-End of Year	$	0

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

E. MAGNUS OPPENHEIM & CO., INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Nature of Business

E. Magnus Oppenheim & Co., Inc. (the "Company") is a New York corporation conducting business as an investment advisor and a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

3. Related Party Transaction

The Company leases office space from an affiliated Company, E. M. Oppenheim, Inc., for an annual rental of $ 39,600. The affiliate has entered into a lease agreement that expires August 31, 2006 for approximately the same annual rental. The remaining commitment is $ 66,000.

The Company earns advisory fees from an affiliated fund under the terms of an investment advisory agreement. For the year ended December 31, 2004 the Company earned $ 115,268 from the fund.

4. Other Investment

The Company has invested $ 85,000 in an associated partnership, E.M.O Sterling Return LT Fund LP. As of December 31, 2004 the value of the investment was $ 194,024. The unrealized income or loss each year is included in the statement of income.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2004, the Company's net capital of $ 95,074 was $ 90,074 in excess of its required net capital of $ 5,000. The Company's capital ratio was 112%

E. MAGNUS OPPENHEIM & CO., INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 1C3-1

December 31, 2004

NET CAPITAL COMPUTATION

Stockholder's Equity		$ 397,732
Commissions Receivable	4,538	
Advisory Fees Receivable	85,607	
Investments In Partnership	194,024	
Other Investment	6,100	
Other Assets	10,491	
		300,760
Total Capital Before Charges		96,972
Charges To Net Capital		1,898
Net Capital		95,074
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $ 5,000		5,000
Capital In Excess of All Requirements		$ 90,074

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness

Divided By Net Capital

106,946 / 95,074 = 112%

(*) Aggregate Indebtedness:

Payable to Shareholder	$ 81,797
Accounts Payable and Accrued Expenses	17,649
Corporation Taxes Payable	7,500
	$ 106,946

*NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

The Shareholder
E. Magnus Oppenheim & Co., Inc.

Gentlemen:

In planning and performing our audit of the financial statements of E. Magnus Oppenheim & Co., Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by E. Magnus Oppenheim & Co., Inc. that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of E. Magnus Oppenheim & Co., Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen & Company, P.C.

New York, New York
February 9, 2005